Exhibit 99.1

Fortuna provides construction update and reports initial on-site arrival of mine equipment at its Lindero gold Project in Argentina

Vancouver, August 7, 2018-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction activities at its 100 percent owned Lindero gold Project located in the Province of Salta, Argentina. Based on the progress of construction to date, the Company continues to plan for the commencement of commercial operations during the third quarter of 2019. With Lindero in its first year of full production, Fortuna’s consolidated precious metals annual production1 is expected to increase in 2020 to 190,000 ounces of gold and 9 million ounces of silver or 328,000 gold equivalent2 ounces.

Jorge A. Ganoza, President, CEO and Director, commented, “Field activities at Lindero are picking up progressively, with a current on-site head count of 330 people and a planned peak of 950 workers for December. Delays in the building and expansion of the camp at the site have been a limiting factor for commencing certain contracts, which has compressed our timeline for the planned start of commercial operations from early to late in the third quarter of 2019. With a large portion of our major contracts awarded, our project team is working on opportunities to further optimize the sequencing of concrete, electromechanical and piping installations to streamline the project’s schedule.” Mr. Ganoza continued, “Mass earth movement and leach pad construction, one of the initial and largest field activities, is at full gear now after a slow start and is advancing according to plan for completion in the second quarter of 2019.” Mr. Ganoza added, “Detailed engineering is between 70 percent and 100 percent completed for all project areas allowing for the start of construction on all scheduled fronts. The procurement of all key equipment and major construction contracts is progressing according to the project’s timetable. As of the end of July, we estimate we have awarded contracts and purchase orders that represent approximately 71 percent of the project’s direct capital costs.”

Construction Highlights:

•	Initial on-site delivery of Komatsu mine equipment started in mid-July with the arrival of two graders and a dozer. The manufacturer is on schedule to deliver eleven additional pieces of equipment, including six 100 ton trucks and two 17 cubic yard wheel loaders in September 2018. Final delivery of two mine production drill rigs is scheduled for November 2018. Mine development activities are scheduled to commence in December 2018 with drilling and blasting scheduled for March 2019.

Notes:

1.	Based on annual production plans for the life of the San Jose, Caylloma and Lindero mines.
2.	Gold equivalent is calculated using a gold to silver ratio of 1 to 65 and does not include lead nor zinc by-products.

•	Mass earthworks for the leach pad and solution ponds is advancing according to the commissioning and production plan after suffering from a slow start and ramp-up in development. Activities have been rescheduled and will not have an adverse impact on our construction timeline. The leach pad is programmed to receive first ore in the second quarter 2019 rather than the end of the first quarter; which is still in line with the commissioning and production plan.

•	The project was impacted by a setback in the acquisition of temporary camp modules from a local supplier which caused a two month delay in the mobilization of the contractor for major concrete works to mid-August 2018. This has compressed the project’s schedule for the commencement of commercial operations from early to late in the third quarter of 2019, while still remaining within the original range of the schedule.

•	The Company has increased the size of its temporary camp to host a peak of 950 workers in December 2018 in order to accommodate for overlapping construction activities and higher headcount.

•	As of the end of July, the Company has assigned mainly through purchase orders and construction contracts approximately US$131 million, or 71 percent of the project’s total direct capital cost. Total direct capital costs are forecast to increase by approximately 6 percent. The initial capital cost of the project is currently forecast to increase between 10 percent and 17 percent, the increment is mainly driven by the impact of higher headcount in indirect costs and higher owner’s cost. The forecast initial capital costs is subject to, among other matters, the final revision and negotiation of the large and labor intensive electromechanical and piping installation contract and initiatives for the optimization of headcount at the site.

•	As of the end of June, total cash spent on construction at Lindero in 2018 amounted to approximately US$38 million, with US$31 million spent in the second quarter. The pace of spending is expected to continue to increase over the following months to an anticipated total amount spent of US$150 to US$175 million in 2018. As of the end of June, the Company maintains a healthy liquidity position of over US$278 million, including US$80 million of an undrawn credit facility, which along with cash generated from operations, is expected by management to meet funding requirements for the construction of the project.

•	An infill drill program at Lindero was completed successfully in June, with a focus on enhancing the geo-metallurgical model for the year one production plan. The drill rig has been moved for a 2,000 meter program to test the Arizaro satellite gold-copper target, located approximately three kilometers from the site of Lindero’s ore processing facility.

Further updates on the construction of the Lindero gold Project will be provided as the development of the project proceeds.

Please click on the following link to access Lindero’s construction photo gallery on our website: https://www.fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction/.

About the Lindero gold Project

In September 2017, the commencement of construction at Lindero was officially launched (see Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on existing mineral reserves. The initial capital cost budget estimate for the construction of Lindero is US$239 million; this amount does not include VAT which is expected to be recovered in the first 24 months from the start of mining operations. The technical report of the Lindero Project is available on SEDAR at www.sedar.com and on the Company's website at

https://fortunasilver.com/site/assets/files/4098/lindero-project-technical-report-effective-date-31-oct-2017.pdf.

Qualified Person

Eric N. Chapman, M.Sc., Vice President of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties, including the construction and development of the Lindero gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at the Lindero gold Project, including the construction and development of the project will proceed as planned; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at the Lindero gold Project, including the construction and development of the Project will proceed as planned; expectations regarding construction and mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting construction and operations of the Lindero gold Project and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.